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                                                                    EXHIBIT 12.1

Presidential Life Corporation
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

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                                      30-Jun-98   30-Jun-97     1997      1996      1995      1994      1993
Ratio of earnings to fixed charges

Earnings:
Income before income taxes              48,818     42,089      90,558    76,357    56,390    37,219    57,207
Add:
   Cumulative effect of a change in
      accounting principle                                                                              2,846
   Fixed charges                         3,833      2,780       5,850     5,049     5,045     5,266     6,522
Earnings as adjusted                   $52,651    $44,869     $96,408   $81,406   $61,435   $42,485   $66,575
                                       =======    =======     =======   =======   =======   =======   =======

Fixed Charges:
   Interest expense                      3,833      2,780       5,850     5,049     5,045     5,266     6,522
Total fixed charges                    $ 3,833    $ 2,780     $ 5,850   $ 5,049   $ 5,045   $ 5,266   $ 6,522
                                       =======    =======     =======   =======   =======   =======   =======

Ratio of earnings to fixed charges       13.74      16.14       16.48     16.12     12.18      8.07     10.21
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